REGI U.S., INC.
REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.regtech.com

NEWS RELEASE

REGI U.S., Inc.
(the “Company” or “Reg” or “REGI”)

REGI U.S., INC. / REG TECHNOLOGIES INC. Announce RadMax® Compressor Fabrication Assembly and Testing Underway

For Immediate Release: July 17, 2007. Vancouver, BC – REGI U.S., Inc. (OTC BB: RGUS, Frankfurt Stock Exchange: RGJ) and Reg Technologies Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) today announced the following RadMax® product development status:

  RadMax® 10-inch diameter prototype compressor fabrication is underway.
  Proprietary material will coat internal surfaces to facilitate safe run-dry operation.
  RadMax® Compressor includes many components common to RadMax® Pump, which reduces production unit cost.
  RadMax® Compressor designed for any gaseous use (air, refrigerant, carbon dioxide, etc.)

Planned testing steps include:

  Performance measurements of prototype RadMax® compressor
  Validation of seals performance for compressor environment
  Compressor durability and performance benchmarking including volume per revolution, compression ratio, and temperature increase due to compression.

Lynn Petersen, Vice President of Marketing for REGI U.S., Inc., states, "RadMax® technology compressors are one of the most efficient designed and are an important part of our business model. Validation of prototype design specifications, during this test period, will allow us to quickly move forward in signing revenue opportunities related to global refrigeration, air conditioning, industrial processes, and portable compressor applications.”

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.

REGI U.S., Inc. owns the U.S. rights to the Rand Cam™/RadMax® rotary technology used in the revolutionary design of light weight and high efficiency engines, compressors and pumps. The RadMax® engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax® engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. REGI U.S., Inc. and parent company Reg Technologies Inc. are currently designing and testing prototype RadMax® diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications. For more information, please visit www.regtech.com .

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contacts:	REGI U.S., Inc
John Robertson, 1-800-665-4616

Forward-Looking Statements

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.